

Mail Stop 3561

May 7, 2009

Kenneth M. Vittor
Executive Vice President and General Counsel
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

Re: The McGraw-Hill Companies, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 27, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2009
File No. 001-01023

Dear Mr. Vittor:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Part I, page 1

Item 1A. Risk Factors, page 2

1. In future filings, please remove the references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

2. In future filings, please update your risk factor disclosure to discuss how actual economic conditions in the United States and globally may affect your growth and results of operations. For example, your disclosure should include a discussion of existing market conditions, such as the recent sustained period of market decline, volatility in the financial markets and tightening credit conditions.

Definitive Proxy Statement on Schedule 14A

How Do We Use Market Data In Setting Compensation Levels?, page 25

3. We note your disclosure in the third paragraph under this heading that for purposes of setting the compensation of certain employees a review is made of the base salaries and annual and long-term incentive payments reported by certain benchmark companies. In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

How Do We Set Base Salaries?, page 28

4. In the second paragraph of this section, you state that you use a Performance Management Process that measures performance against goals, behaviors and competencies. This disclosure is somewhat vague. Specifically, it is unclear whether by reference to "goals" you mean specific company performance targets. In future filings, please revise to provide additional disclosure regarding the Performance Management Process. To the extent that a named executive officer must meet certain performance targets in order to receive an increase in his or her base salary, please confirm that you will disclose the targets in future filings.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel H. Morris
Attorney - Advisor

cc: Fax: (212) 512-4827